By: FlStanley
Reply To: 6287 by trevmar on Thursday, 28 Dec 2000 at 2:55 PM EST
Post #6292 of 6292


Mr. Marshall, I think you forgot a few "real people" on your list:
1) The expert witness, Mr. Christoffersen and his family you intimidated in order to force him to withdraw his conclusions
2) The esteemed professor, Mr. Johannsen, whom you slandered at your website "Something Rotten in the State of Denmark"
3) The honorable American professor, Dr. Karplus of UCLA, whom you mislead in order to have me convicted for libel
4) The thousand of Danes whom you and your deputy spammed with falsified e-mails, pretending to be written by me
5) Our company and its employees
6) My family who has been the target of your many machinations during the past seven years! Not to forget your perjury committed in The Superior Court of The State of California in Ventura in order to have me convicted for libel.

Sincerely

Flemming Stanley